May 12, 2025

Eric Swider
Chief Executive Officer
Renatus Tactical Acquisition Corp I
1825 Ponce de Leon Blvd, Suite 260
Coral Gables, FL 33134

       Re: Renatus Tactical Acquisition Corp I
           Amendment No. 2 to Registration Statement on Form S-1 filed May 6,
2025
           Amendment No. 3 to Registration Statement on Form S-1 filed May 9,
2025
           File No. 333-285842
Dear Eric Swider:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1 filed May 9, 2025 Our Sponsor, page 3

1. Please revise, here and elsewhere as appropriate, to disclose the entity controlled by
       Mr. Nunes that owns the remaining 50% of the economic interest in the founder shares held by Sponsor HoldCo.
2. Please revise your narrative and/or tabular disclosures on page 5, as applicable, to clarify to which of your directors and officers the founder shares transfer restrictions apply. In this regard, we note that the narrative disclosure preceding the table states, "Pursuant to the Insider Letter Agreement . . . each of Sponsor HoldCo, our directors and officers . . . has agreed to restrictions on its ability to transfer, assign, or sell the founder shares . . . as summarized in the table below," which suggests the restrictions apply to all of your directors and officers. However, the table does not include your officers Messrs. Cano and Rhodes. We also note that the Insider Letter
 May 12, 2025
Page 2

       Agreement filed as Exhibit 10.1 does not specify all of the parties to the agreement in the preamble or the signature pages.
Principal Shareholders, page 156

3. As applicable, please revise to clarify the number of founder shares that will be transferred to your independent directors and certain of your advisors and officers for their services. In this regard, we note your disclosures elsewhere referring to the transfer of 700,000 founder shares. However, here you disclose only 500,000.
Exhibits

4. Please revise the exhibit index so that the hyperlink for Exhibit 107 refers to your
       Amendment No. 1 to Form S-1 filed April 21, 2025, rather than your Form S-1 filed
       March 14, 2025.
       Please contact Kellie Kim at 202-551-3129 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters.
Please contact Benjamin Holt at 202-551-6614 or Pam Long at 202-551-3765 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Brandon J. Bortner, Esq.